

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

<u>Via E-Mail</u>
Hamid Emarlou
Chief Executive Officer and President
Vapir Enterprises, Inc.
2365 Paragon Drive, Suite B
San Jose, CA 95131

> **Re: Vapir Enterprises, Inc.**
> **Current Report on Form 8-K**
> **Filed December 30, 2014**
> **File No. 333-170715**

Dear Mr. Emarlou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1.01 Entry into a Material Definitive Agreement, page 2</u>

<u>Change of Business and Sale of ownership interest in FAL Minerals. . ., page 3</u>

1.   Please file a copy of the Real Estate Purchase and Sale Agreement. <u>See</u> Item 601(b)(10) of Regulation S-K.

2.   Please file a copy of the sale agreement whereby you sold the properties that you purchased pursuant to the Real Estate Purchase and Sale Agreement. <u>See</u> Item 601(b)(10) of Regulation S-K.

3.   We note your disclosure regarding the return of your 19.6% membership interest in FAL Minerals, LLC. Please expand your disclosure to include the terms of such return of your membership interests, including the consideration received in exchange for the return of the 19.6% membership interests. Please also file a copy of the agreement whereby you

returned your membership interests in FAL Minerals, LLC as an exhibit. See Item 601(b)(10) of Regulation S-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Description of Business, page 4

4.   Please revise your disclosure to describe the business conducted under the corporate name "FAL Exploration, Inc."

5.   We note your disclosure that you produce digital aromatherapy devices. Please provide disclosure regarding the production of such devices, including disclosure regarding the availability and use of raw materials in such production. See Item 101 of Regulation S-K.

Competition, page 9

6.   Please revise your disclosure to include a discussion of your competitive position in the vaporizer industry. See Item 101(h)(4) of Regulation S-K.

Patents, page 10

7.   Please revise your disclosure to include a discussion of the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

Properties, page 11

8.   Please provide disclosure regarding where your products are produced, including the location and general character of such property. See Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013, page 12

Net Sales, page 13

9.   Please revise your filing to provide a more robust discussion explaining the reasons why there were changes in your net sales. In this regard, we note your disclosure that the decrease in net sales is primarily attributable to a delay in a new product release. It appears to us that this would not cause your net sales to decrease and that sales of existing products decreased. Please provide an explanation as to why sales of existing products decreased. Please note that this comment also applies to your discussion of year over year changes in net sales.

Operating Expenses, page 13

10.   We note that your operating expenses increased period over period due to salaries and litigation costs. Please revise your filing to quantify the amounts associated with each contributing factor and provide an explanation for the change.

Critical Accounting Policies, page 15

11.   Given the significance of your intangible assets, please revise your disclosure to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. Please disclose whether an analysis was conducted in any period presented, and if so, please include a specific and comprehensive discussion regarding the results of that analysis.

Risk Factors, page 16

General

12.   We note your disclosure regarding your concentration of credit risk with two customers as disclosed on page F-17. Please revise your filing to include a risk factor that addresses the risks associated with such concentration of credit risk. See Item 101(c)(1)(vii) of Regulation S-K.

Key employees are essential to expanding our business, page 18

13.   We note that this risk factor refers to multiple key employees but only names your Chief Executive Officer. Please correct this inconsistency.

The Company may lose its top management without employment agreements, page 18

14.   The risk described by this risk factor is similar to the risk covered under the previous risk factor. Please revise the previous risk factor to include a discussion of the risk associated with the lack of employment agreements between the Company and top management.

Because we were engaged in a reverse merger, it may not be able to attract. . ., page 20

15.   Please revise this risk factor to clarify who will not be able to attract the attention of major brokerage firms.

Directors And Executive Officers, page 20

16.   Please revise the table on page 20 to include the term of office and any period(s) during which such director or officer served as such. See Item 401 of Regulation S-K.

17.   Please revise the biography of Dr. Shadi Shayegan to describe her business experience during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management. . ., page 21

18.   Please revise your tabular disclosure on page 21 to (i) include an address for Adam Kotkin and (ii) include information for Adam Wasserman. See Item 403(a) of Regulation S-K.

Executive Compensation, page 22

19.   Please revise your tabular disclosure on page 22 to include information for Adam Kotkin, Adam Wasserman and Dr. Shadi Shayegan. See Item 402(m)(2)(i) of Regulation S-K.

Employment Arrangements, page 22

20.   We note your disclosure that you have not entered into any employment agreements with your executive officers. Please enhance your disclosure to provide a narrative description of the material terms of each executive officer's employment arrangement. See Item 402(o)(10 of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 22

21.   Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

Related Party Transactions, page 22

22.   We note your reference to a loan and note payable that are personally guaranteed by the President of the Company. Please provide narrative disclosure regarding the material terms of the loan and note payable and file a copy of the agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

Description Of Securities, page 24

23.   Please revise your disclosure to include the approximate number of holders of your common stock as of the latest practicable date. See Item 201(b) of Regulation S-K.

Trading Information, page 26

24.   Please provide disclosure regarding the range of high and low bid information for your common stock. See Item 201(a)(iii) of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities, page 26

25.   We note your disclosure regarding the issuance of 38,624,678 shares of common stock pursuant to the Exchange Agreement and the issuance of 3,000,000 shares of common stock in satisfaction of outstanding promissory notes. Please revise your disclosure regarding each issuance to disclose the aggregate amount of consideration received in exchange for each issuance. See Item 701(c) of Regulation S-K.

Exhibits, page 29

26.   Please file a copy of your Articles of Incorporation and Bylaws with this filing. See Item 601(b)(3) of Regulation S-K.

Exhibit 99.3

27.   Please revise your filing to include a pro forma Income Statement. Please refer to Article 11 of Regulation S-X.

28.   Please tell us what consideration you gave to providing disclosure for the sale of real estate which took place in connection with the exchange agreement.

FAL Exploration 10-K for the year ended December 31, 2013

Item 9A. Controls and Procedures, page 9

29.   We note that Management has determined that Internal Control over Financial Reporting was deemed ineffective. In future filings, if applicable, please also explain the factors which led to such determination as well as management's plan to remediate such issues. Additionally, please ensure that you disclose the version of the COSO report that management used in performing its analysis of internal controls over financial reporting.

30.   In addition, please consider whether management's determination that internal control over financial reporting was not effective impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosures in future filings as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-Mail
        Eric Stein, Esq.